UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The documents attached as exhibits 99.1 (the unaudited consolidated financial statements for the Registrant for the six months ended June 30, 2013 and 2014) and 99.2 (the selected consolidated financial data and management’s discussion and analysis of financial condition and results of operations of the Registrant for the six months ended June 30, 2013 and 2014) to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-189650), initially filed with the Securities and Exchange Commission on June 28, 2013 and as amended on August 7, 2013 and September 6, 2013, and declared effective on September 9, 2013.

The Registrant is filing material documents not previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date:   September 19, 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Unaudited Consolidated Financial Statements for the Registrant for the six months ended June 30, 2013 and 2014

Exhibit 99.2	Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the six months ended June 30, 2013 and 2014

Exhibit 101*	Financial information from the Registrant for the six months ended June 30, 2013 and 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Unaudited Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014; (ii) Unaudited Consolidated Income Statements for the six months ended June 30, 2013 and 2014; (iii) Unaudited Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 30, 2013 and 2014; (iv) Unaudited Consolidated Statements of Changes in Equity for the six months ended June 30, 2013 and 2014; (v) Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2013 and 2014; and (vi) Notes to the Unaudited Consolidated Financial Statements (It should be noted that the amounts in the section of “Notes to the Unaudited Consolidated Financial Statements” of the Interactive Data Files are in USD thousands, except share, per share data or stated otherwise.)

*                                         XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.